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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           Harbor Global Company Ltd.
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                                (Name of Issuer)

                         Common Stock, par value $0.0025
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                         (Title of Class of Securities)

                                   G4285W-10-0
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                                 (CUSIP Number)

                                 Serena D. Moe
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 6, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------                     ------------------------------
CUSIP No. G4285W-10-0              SCHEDULE 13D
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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Financial Products Inc.
              f/k/a "Salomon Brothers Holding Company Inc"
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS
              WC
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |X|
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       200,000*
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       200,000*
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000*
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  |_|
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.5%
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     14      TYPE OF REPORTING PERSON

             HC
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* Excludes (i) 5,800 shares of common stock beneficially owned by a subsidiary of Citigroup Global Markets Holdings Inc. ("CGM Holdings") and (ii) 265,000 shares of Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup Inc. ("Citigroup").

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-----------------------------                       ----------------------------
CUSIP No. G4285W-10-0              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Global Markets Holdings Inc.
              f/k/a "Salomon Smith Barney Holdings Inc."
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
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     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |X|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
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    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       205,800*
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       205,800*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              205,800*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              HC
--------------------------------------------------------------------------------
* Includes (i) 5,800 shares of Common Stock beneficially owned by a subsidiary of CGM Holdings and (ii) 200,000 shares of Common Stock beneficially owned by CFP. Excludes 265,000 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

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--------------------------                        ------------------------------
CUSIP No. G4285W-10-0            SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |X|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       470,800*
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       470,800*
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              470,800*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              HC
--------------------------------------------------------------------------------
* Includes (i) 5,800 shares of Common Stock that may be deemed to be beneficially owned by a subsidiary of CGM Holdings, (ii) 200,000 shares of Common Stock beneficially owned by CFP and (iii) 265,000 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

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SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on May 6, 2002, relating to the common stock, par value $0.0025 per share (the "Common Stock") of Harbor Global Company, Ltd., a Bermuda corporation (the "Company").

Except as otherwise described herein, the information contained in the Schedule 13D, as amended, remains in effect and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. IDENTITY AND BACKGROUND.

The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) This Schedule 13D is being filed by (i) Citigroup Financial Products Inc., formerly known as Salomon Brothers Holding Company Inc, a Delaware corporation ("CFP"), by virtue of its beneficial ownership of the Company's Common Stock,
(ii) Citigroup Global Markets Holdings Inc., formerly known as Salomon Smith Barney Holdings Inc, a New York corporation ("CGM Holdings"), by virtue of its ownership of all of the outstanding common stock of CFP and (iii) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all of the outstanding common stock of CGM Holdings (collectively, the "Reporting Persons", and each a "Reporting Person").

Attached as Exhibit 99.A is information concerning each executive officer and director of CFP and Citigroup. Exhibit 99.A is incorporated into and is made a part of this Schedule 13D.

         (b) The address of the principal office of each of CFP and CGM Holdings is 388 Greenwich Street, New York, New York 10013. The address of the principle office of Citigroup is 399 Park Avenue, New York, New York 10043.

         (c) Each of CFP and CGM Holdings is a holdings company principally engaged, through its subsidiaries, in securities brokerage, asset management and related financial services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to customer and corporate clients worldwide.

         (d-e) On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets Inc., a subsidiary of Citigroup, announced final agreements with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

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SSB agreed to pay $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB also agreed to adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Each of CFP and Citigroup is a Delaware corporation. CGM Holdings is a New York corporation. Except as otherwise indicated in Exhibit 99.A, to the knowledge of each Reporting Person, each executive officer and director named in
Exhibit 99.A to this Schedule 13D is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Item 4 below, on October 6, 2004, Citibank, N.A. ("Citibank"), a wholly owned subsidiary of Citigroup, acquired 100,000 shares of Common Stock from a third party in the ordinary course of business at the then-current market price of $10 per share using funds from working capital. In addition, on October 6, 2004, Citibank sold 200,000 shares of Common Stock to CFP at the then current market price of $10 per share. CFP acquired these shares using funds from working capital.

ITEM 4. PURPOSE OF TRANSASCTION.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 6, 2004, CFP acquired 200,000 shares of Common Stock from Citibank to hedge the risk associated with certain swap transactions CFP executed for third party customers in the ordinary course of business.

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The Reporting Persons intend to review their ownership of Common Stock from time to time. Depending on such review, the Reporting Persons may determine to purchase additional shares of Common Stock or sell all or part of the Common Stock they own through open-market purchases, privately negotiated transactions or otherwise. Such action is conditioned on prevailing market forces, including, without limitation, price and availability of shares of Common Stock, future evaluations by the Reporting Persons of the risk inherent in holding the Common Stock, regulatory requirements and general stock market and economic conditions.

Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in
Exhibit 99.A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The percentage calculations in Item 5 of this Schedule 13D are based upon 5,661,311 shares of Common Stock outstanding as of September 1, 2004, as reported in the Company's proxy statement.

         (a) CFP directly beneficially owns 200,000 shares of Common Stock, which represent 3.5% of all shares of Common Stock outstanding. CFP disclaims beneficial ownership of (i) 5,800 shares of Common Stock beneficially owned by a subsidiary of CGM Holdings and (ii) 265,000 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

CGM Holdings owns all of the outstanding common stock of CFP, and, as a result, indirectly beneficially owns 200,000 shares of Common Stock directly beneficially owned by CFP, which represent 3.5% of all shares of Common Stock outstanding. CGM Holdings also indirectly beneficially owns 5,800 shares of Common Stock beneficially owned by a subsidiary of CGM Holdings. CGM Holdings disclaims beneficial ownership of 265,000 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citigroup owns all of the outstanding common stock of CGM Holdings. As a result, Citigroup indirectly beneficially owns 200,000 shares of Common Stock that are beneficially owned by CGM Holdings, which represent 3.5% of all shares of Common Stock outstanding . Citigroup also indirectly beneficially owns (i) 5,800 shares of Common Stock beneficially owned by a subsidiary of CGM Holdings and (ii) 265,000 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup. In total, Citigroup indirectly beneficially owns 470,800 shares of Common Stock, or 8.4% of all shares of Common Stock outstanding.

         (b) CFP, CGM Holdings and Citigroup may be deemed to share the voting and dispositive power of 200,000 shares of Common Stock beneficially owned by CFP. CGM Holdings and Citigroup may be deemed to share the voting and dispositive power of 5,800 shares of Common Stock beneficially owned by a subsidiary of CGM Holdings.

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Citigroup may be deemed to share the voting and dispositive power of 265,000 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Other than as described in Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in
Exhibit 99.A, have effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT    DESCRIPTION
-------    -----------
99.A       Directors and Executive Officers of Citigroup Financial Products Inc.
           and Citigroup Inc.

99.B       Joint Filing Agreement among Citigroup Financial Products Inc.,
           Citigroup Global Markets Holdings Inc. and Citigroup

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004



CITIGROUP FINANCIAL PRODUCTS INC.

By:      /s/ SERENA D. MOE
         -------------------
Name:    Serena D. Moe
Title:   Assistant Secretary


CITIGROUP GLOBAL MARKETS HOLDINGS INC.

By:      /s/ SERENA D. MOE
         -------------------
Name:    Serena D. Moe
Title:   Assistant Secretary


CITIGROUP INC.

By:      /s/ SERENA D. MOE
         -------------------
Name:    Serena D. Moe
Title:   Assistant Secretary